Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

Fitch rating

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that Fitch Ratings announced today the review of the credit rating attributed to the Company, upgrading Long-Term Foreign Currency and Long-Term Local Currency Issuer Default Ratings (IDRs) to 'B-' from 'D' and the National Ratings to 'BB-(bra)' from 'D'. The Rating Outlook is Stable.

Fitch has withdrawn the ratings on Oi's existing senior notes and debentures following a debt

Exchange, which occurred through the capital increase approved by the Company's Board of Directors on July 20, 2018.

The rating reviews reflect the improvements to Oi's financial profile after the conclusion of an important step of the Judicial Reorganization Plan, principally the large reduction in debt. The Stable Outlook reflects Fitch's expectation that the company will maintain moderate levels of leverage since it maintains high levels of investment in improvements and seeks to regain market share.

Rio de Janeiro, August 13, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer